UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-04801

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BARNES GROUP INC. RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Barnes Group Inc.

123 Main Street

P.O. Box 489

Bristol, Connecticut 06011-0489

Barnes Group Inc. Retirement Savings Plan

Financial Statements and Supplemental Schedule

Years ended December 30, 2008 and 2007

Report of Independent Registered Public Accounting Firm

The Benefits Committee

Barnes Group Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Barnes Group Inc. Retirement Savings Plan (the Plan) as of December 30, 2008 and 2007 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Assets (Held at End of Year) as of December 30, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Fiondella, Milone & LaSaracina LLP
Fiondella, Milone & LaSaracina LLP
Glastonbury, Connecticut
June 22, 2009

Barnes Group Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 30, 2008	December 30, 2007
Assets
Cash and cash equivalents	$3,399,471	$4,355,798

Investments at fair value:
Mutual funds	64,532,292	113,967,834
Managed income portfolio funds	46,580,476	48,047,521
Barnes Group Inc. stock	59,679,132	144,932,714
Participant loans	5,741,428	5,727,876

Total investments at fair value	176,533,328	312,675,945

Receivables
Employer contributions	2,302,108	3,401,821
Participant contributions	—	153,370
Accrue income	5,038	26,993

Total receivables	2,307,146	3,582,184

Total assets	182,239,945	320,613,927

Liabilities
Accrued expenses	12,732	12,780

Total liabilities	12,732	12,780

Net assets reflecting all investments at fair value	182,227,213	320,601,147

Adjustments from fair value to contract value for fully benefit-responsive investment contract	1,890,253	478,852

Net assets available for benefits	$184,117,466	$321,079,999

See accompanying notes.

Barnes Group Inc. Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 30,
	2008	2007
Additions:
Investment income:
Interest and dividend income	$2,802,611	$2,717,672
Net appreciation in fair value of investments	—	66,791,375

Total investment income	2,802,611	69,509,047

Contributions:
Employer match	3,941,092	4,300,425
Participant and rollovers	12,264,889	13,565,815
Profit sharing	2,299,731	3,382,507

Total contributions	18,505,712	21,248,747

Other income:
Interest on participant loans	446,180	381,833

Total additions	21,754,503	91,139,627

Deductions:
Benefit payments	26,859,518	26,575,705
Administrative fees	58,392	172,723
Net depreciation in fair value of investments	127,478,603	—

Total deductions	154,396,513	26,748,428

Net (decrease) increase in assets before transfer	(132,642,010)	64,391,199

Transfer of assets to Spectrum Plastics Group 401(k) Savings Plan	(4,320,523)	—

Net (decrease) increase in net assets available for benefits	(136,962,533)	64,391,199

Net assets available for benefits
Beginning of period	321,079,999	256,688,800

End of period	$184,117,466	$321,079,999

See accompanying notes.

Barnes Group Inc. Retirement Savings Plan

Notes to Financial Statements

Years ended December 30, 2008 and 2007

1. Description of Plan

The following description of the Barnes Group Inc. (Company) Retirement Savings Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description on the Plan’s provisions.

General

The Plan is a defined contribution plan. Full-time salaried and non-union hourly United States employees of the Company are eligible to participate in the Plan. Members of collective bargaining units are not eligible to participate. Eligible employees may participate in the Plan on the first day of the month that follows or is coincident with their date of hire. Effective November 1, 2005, the Plan was amended to include automatic enrollment for all newly eligible employees sixty days following their date of hire.

Effective May 30, 2003, the Barnes Group Inc. Profit Sharing Plan and the Spectrum Plastic Molding Resources, Inc. 401(k) Profit Sharing Plan were merged into the Plan, with the Barnes Group Inc. Profit Sharing Plan retaining certain separate plan features. Also, effective December 1, 2003 the Kar Products, LLC Savings and Investment Plan was merged into the Plan.

In February 2008, the Company sold its Spectrum Plastics Group division. Thus, effective May 2008, the asset balances of the former participants in the Plan were transferred to the Spectrum Plastics Group 401(k) Savings Plan.

The Plan was amended and restated effective December 31, 2006.

Contributions

Subject to certain restrictions which may be applied to highly compensated employees, participants must elect to make contributions to the Plan through payroll deductions of between 1% and 75% (in whole percentages) of their Plan compensation. In accordance with the Internal Revenue Code, participant pretax contributions cannot exceed $15,500 in 2008 and 2007, with the exception of certain allowable catch-up contributions for participants over the age of 49. Such contributions may be made on a pre-tax or after-tax basis. After-tax contributions are not subject to matching Company contributions and the combined pre and after tax deduction cannot exceed 75% of Plan compensation (the after-tax portion of which cannot exceed 10% of Plan compensation). A participant may also elect to increase or reduce the amount of contributions at anytime.

Barnes Group Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Contributions (continued)

All profit sharing contributions are made by Barnes Group Inc. For all participating divisions, (as long as any profit thresholds in effect are achieved) a minimum contribution is equal to 3 1/2% of each eligible employee’s paid compensation which includes base wages, overtime, shift differential and commissions.

The following are contribution rates for certain new locations:

	Minimum	Maximum
2007	2.5%	5%
2008 and thereafter	3.5%	Discretionary

The Company match is equal in value to 50% of the participants’ pre-tax contribution up to 6% of their Plan compensation and may be invested in any of the Plan’s investment alternatives.

Benefits

Upon a participant’s separation from service due to death, disability or retirement, benefits may be distributed to them in a single lump sum amount equal to the vested value of their account. Active participants may also withdraw funds from their accounts under certain hardship conditions. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, not including the profit sharing portion. Loans are considered investments of the Plan, and loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loans fund. Personal loan terms can be up to five years. The loans are collateralized by the balance in the participant’s account and bear a reasonable rate of interest as established by the Benefits Committee in a nondiscriminatory manner.

Barnes Group Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Vesting

A participant is 100% vested in the company match after two completed years of service with the Company. Participants are always 100% vested with respect to their own contributions plus actual earnings thereon. In addition, Company contributions become 100% vested upon death, permanent disability or when the participant reaches age 55.

Profit sharing vesting is as follows:

(1) For Employees of Participating Divisions other than Bowman U.S.:

Period of Service	Vested and Nonforfeitable Percentage

Less than 1 year	0%
1 but less than 2 years	20%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 or more years	100%

(2) For Employees of Bowman U.S.:

Period of Service	Vested and Nonforfeitable Percentage

Less than 5 years	0%
5 or more years	100%

Trustee

Fidelity Management Trust Company is the Trustee for all Plan assets. The Benefits Committee, appointed by the Board of Directors of the Company, is responsible for the general administration of the Plan.

Barnes Group Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Plan Termination

The Company presently intends to continue the Plan indefinitely; however, the Company’s Board of Directors may terminate the Plan at any time. Upon termination of the Plan, all participants become fully vested in all Company contributions and earnings credited to their accounts as of the date of such termination.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial records of the Plan are maintained on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in money market funds, mutual funds and a common trust. Investments in money market funds, mutual funds and common trusts are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Barnes Group Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan’s mutual funds are stated at fair value, which is based on quoted market prices in an active market. The market value of mutual funds is based on the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis.

The Plan’s investment in a common collective trust (the Fidelity Managed Income Portfolio Fund), is accounted for in accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and Statements of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

At December 30, 2008 and 2007, the adjustment from fair value to contract value for the investment contracts in the common collective trust was determined by the Plan sponsor by calculating the Plan’s proportional share of the adjustment listed in the funds audited financial statements. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrator fees. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

At December 30, 2008 and 2007, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common trust from fair value to contract value.

Participant loans are valued at cost, which approximates fair value.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of investments, which consists of the realized and unrealized gains or losses on those investments.

The fair value of investments in the Company’s common stock is based upon published quotations.

Barnes Group Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standard (SFAS) No. 157, Fair Value Measurements, for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS No. 157 defines fair value, establishes a fair value hierarchy, and expands disclosures about fair value measurements.

SFAS No. 157 defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability.

The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk including the company’s own credit risk.

In addition to defining fair value, SFAS No. 157 expands the disclosure requirements around fair value and establishes a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety.

These levels are:

Level 1 - inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2 - inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

Barnes Group Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Plan provides that all costs and expenses incurred in administering the Plan may be paid by the Plan or the Company. During 2008 and 2007, the Company elected to pay for all plan administrative costs and expenses other than loan origination fees and redemption charges on certain funds.

Contributions

Employee contributions are recorded in the period in which the employee payroll deductions are made.

3. Investments

The Plan has investments in Barnes Group Inc. common stock and in Fidelity Funds.

The following investments represent 5% or more of the Plan’s net assets:

	December 30,
	2008	2007
Barnes Group Inc. Common Stock	$59,679,132	$144,932,714
Fidelity Managed Income Portfolio Fund	—	34,868,524
Fidelity Dividend Growth Fund	—	23,021,295
Fidelity Freedom 2020 Fund	17,347,045	19,172,364
Fidelity Diversified International Fund	9,423,905	19,958,364
Fidelity Managed Income Portfolio Fund II	46,580,476	—

Barnes Group Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	December 30,
	2008	2007

Barnes Group Inc. Common Stock	$(86,783,105)	$57,361,951
Mutual funds	(40,695,498)	9,429,424

	$(127,478,603)	$66,791,375

4. Fair Value Measurements

The following table summarizes the fair values and levels within the fair value hierarchy in which the fair value measurements fall for assets measured on a recurring basis as of December 30, 2008:

Description	Level 1	Level 2	Level 3	Total

Assets
Mutual funds	$64,532,292	—	—	$64,532,292
Managed income portfolio funds	—	$46,580,476	—	46,580,476
Barnes Group Inc. stock	59,679,132	—	—	59,679,132
Participant loans	—	—	$5,741,428	5,741,428

Total assets	$124,211,424	$46,580,476	$5,741,428	$176,533,328

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets for the year ended December 30, 2008.

Participant Loans
Balance at December 30, 2007	$5,727,876
Issuances, repayments and settlements, net	13,552

Balance at December 30, 2008	$5,741,428

Barnes Group Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

5. Stable Value Investment Contract

The Plan maintains fully benefit-responsive investment contracts with Fidelity Investments. The contract is included in the statements of net assets available for benefits at fair value. The adjustment from fair value to contract value for the investment contract is based on the contract value as reported to the plan by Fidelity. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The fair value of the investment contracts at December 30, 2008 and 2007, was $46,580,476 and $48,047,521, respectively. The average yield and crediting rates were 3.48% and 4.40% for 2008 and 2007, respectively.

6. Participant Loans

Participants may elect to take loans from their accumulated vested account balances in the Plan subject to certain limitations. The loans are withdrawn from the participant’s fund balance(s) based upon the percentages in which they were invested and in a sequence as prescribed by the Plan. Interest is charged on the loans at a rate determined quarterly at prime as published in the Wall Street Journal plus one half of one percent (interest rates ranged from 3.75% to 8.75% during 2008 and 2007). Interest charges commence sixty days subsequent to the initial loan date.

Loan repayments are made in equal periodic installments for a period not to exceed five years and are invested on the participant’s behalf in the investment funds per the participant’s investment elections. At December 2008 and 2007, there were 750 and 618, respectively, loan fund participants with loans outstanding.

7. Benefit Payments and Forfeitures

During 2008 and 2007, benefit payments amounted to $26,859,518 and $26,575,705, respectively. If a participant terminates his employment with the Company, the portion of Company contributions not vested is forfeited. Such forfeitures, which amounted to $378,858 and $545,800 in 2008 and 2007, respectively, are used to reduce Company contributions. Profit sharing forfeitures are reallocated as Company contributions.

Barnes Group Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

8. Federal Income Taxes

The U.S. Treasury Department has determined, most recently as of May 28, 2002, that the Plan as originally adopted and amended through January 1, 2002 is a qualified plan under the applicable provisions of the Internal Revenue Code and as such is exempt from federal income taxes. The Plan has been amended and restated since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Employees are not taxed currently on Company contributions to the Plan, contributions made under the salary deferral provisions of the Plan, or on income earned by the Plan. However, employees are currently taxed on any after-tax contributions. Internal Revenue Service and applicable State regulations in effect in the year participant distributions are made determine the tax status of such distributions.

9. Company Stock Transactions

In 2008, the Plan purchased on the open market 1,266,700 shares of Barnes Group Inc. common stock at a cost of $25,873,627. The Plan also sold on the open market 962,400 shares at a market value of $21,537,080. The Plan received no shares as matching contributions from the Company.

In 2007, the Plan purchased on the open market 1,023,600 shares of Barnes Group Inc. common stock at a cost of $27,568,209. The Plan also sold on the open market 1,606,000 shares at a market value of $45,617,103. The Plan received 269,872 shares as matching contributions from the Company.

The Plan owned 4,414,137 shares of Barnes Group Inc. common stock or approximately 8.0% of the outstanding common shares of the Company at December 30, 2008. The Plan owned 4,232,848 shares of Barnes Group Inc. common stock or approximately 7.8% of the outstanding common shares of the Company at December 30, 2007.

Barnes Group Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 30, 2008:

Net assets available for benefits per the financial statements	$184,117,466
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(1,890,253)

Net assets available for benefits per the Form 5500	$182,227,213

For the year ended December 30, 2008, the following is a reconciliation of net investment loss per the financial statements to the Form 5500:

Total net loss per the financial statements	$(136,962,533)
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(1,890,253)

Total net income per the Form 5500	$(138,852,786)

11. Subsequent Event

Effective July 1, 2009, the Company will suspend the company match for employees in the Plan.

Supplemental Schedule

Barnes Group Inc. Retirement Savings Plan

EIN # 06-0247840 Plan # 012

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 30, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	(d) Cost	Number of Units/Shares	(e) Current Value
*	Fidelity Management Trust Company	Fidelity Equity - Income Fund	$8,515,994	171,797	$5,210,591
*	Fidelity Management Trust Company	Spartan U.S. Equity Index Fund	2,697,795	57,389	1,805,467
*	Fidelity Management Trust Company	Fidelity Blue Chip Growth Fund	9,521,946	244,475	6,351,454
*	Fidelity Management Trust Company	Eaton Vance Structured Emerging Markets Fund	147,091	17,627	139,255
*	Fidelity Management Trust Company	Fidelity Small Cap Independence Fund	9,615,991	514,898	5,282,850
*	Fidelity Management Trust Company	Fidelity Diversified International Fund	14,401,446	444,105	9,423,905
*	Fidelity Management Trust Company	Fidelity Freedom Income Fund	2,265,851	199,208	1,896,463
*	Fidelity Management Trust Company	Fidelity Freedom 2010 Fund	10,020,114	775,378	7,963,133
*	Fidelity Management Trust Company	Fidelity Freedom 2020 Fund	22,997,993	1,745,176	17,347,045
*	Fidelity Management Trust Company	Fidelity Freedom 2030 Fund	6,672,255	491,857	4,736,585
*	Fidelity Management Trust Company	Fidelity Freedom 2040 Fund	2,323,785	289,261	1,593,830
*	Fidelity Management Trust Company	Fidelity Freedom 2050 Fund	176,697	19,894	126,526
*	Fidelity Management Trust Company	Dreyfus Bond Market Index Fund	387,063	39,027	401,196
*	Fidelity Management Trust Company	Munder Mid Cap Core GR Y	3,084,393	111,599	1,875,974
*	Fidelity Management Trust Company	Fidelity Managed Income Portfolio II	48,470,729	48,470,729	46,580,476
*	Fidelity Management Trust Company	Spartan Extended Market Index	638,605	17,277	378,018

					111,112,768

*	Barnes Group Inc.	Common Stock	81,265,334	4,414,137	59,679,132

					170,791,900

	Loan Fund
*	Participant Loans	4.0% - 10.0%	—	—	5,741,428

					$176,533,328

*	Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of the Board of Directors of Barnes Group Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Barnes Group Inc.
Retirement Savings Plan
(Registrant)

Date: June 26, 2009	By:	/s/ Lawrence W. O’Brien
Lawrence W. O’Brien
Member of the Benefits Committee of Barnes Group Inc.